December 19, 1997



The Loewen Group Inc.
4126 Norland Avenue
Burnaby, British Columbia  V5G 3S8
Canada


Gentlemen:

          This opinion is provided in connection with the Registration Statement on Form S-3 (the "Form S-3") with respect to 250,000 Common shares without par value of The Loewen Group Inc. ("Common Shares") which may be issued pursuant to the 1994 Outside Director Compensation Plan, as amended (the "Director Plan").

          Please be advised that I am of the opinion that upon the issuance of the Common Shares in the manner contemplated by the Director Plan, the Common Shares will be legally issued, fully paid and non-assessable.

          I hereby consent to the filing of this opinion as an exhibit to the Form S-3.

                                     Very truly yours,

                                     /s/ Peter S. Hyndman

                                     Peter S. Hyndman
                                     Vice-President, Law and Corporate Secretary